UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39803

Wunong Net Technology Co. Ltd.

(Translation of registrant’s name into English)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Certain Officer and Directors

On July 13, 2021, Mr. Xiaogang Qin, the Chief Executive Officer (“CEO”) of Wunong Net Technology Co. Ltd., a British Virgin Islands exempted limited company (the “Company”), resigned from his position as CEO, effective immediately.

On July 13, 2021, Mr. Jianping Xiao and Mr. Alex Hamilton, two independent directors of the Company informed the Company their resignation, effective immediately.

Appointment of Certain Officer and Directors

On July 13, 2021, the board of directors (the “Board”) of the Company appointed Mr. Xinliang Zhang, as the new CEO and a director of the Company, effective immediately.

Prior to joining the Company, Mr. Xinliang Zhang served as CEO of Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. from 2017, fully responsible for the strategic planning, implementation, investment and M&A and investor relationship management. Mr. Xinliang Zhang has more than 20 years of experience in equity investment and corporate investment and financing planning and practical operation in the financial insurance and asset management industry, and has rich experience in equity investment and corporate investment and financing strategies and practical operation; Before joining the company, he served as investment director and senior investment analyst in Taikang Life Insurance, Sino Life Insurance, Sunshine Life Insurance and other companies. He was mainly responsible for financial insurance and equity investment. He was also responsible for due diligence and post investment management of the proposed projects. He had a deep understanding of the Internet, energy, semiconductor and environmental protection industries. Mr. Xinliang Zhang graduated from Jinan Military Medical University with a bachelor’s degree.

Mr. Zhang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the employment agreement between the Company and Mr. Xinliang Zhang is attached hereto as exhibit 10.1.

In addition, on July 13, 2021, the Board has appointed Mr. Jielin Lin and Ms. Xinmei Shi as new directors of the Board, effective immediately.

Mr. Jielin Lin has more than 15 years of banking experience. Mr. Lin is the chairman of DBbank Mortgage Investment Corporation. He served as vice president of Bank of East Asia (China) Co., Ltd. (Bank of East Asia) Shanghai branch in 2007, then president of Bank of East Asia Wuhan Branch and President of Bank of East Asia Xiamen branch until August 2014. Mr. Lin has been a professional member of the Royal Society of Surveyors since 2014, a special member of Xiamen Chinese Civil Affairs Association in 2012, a member of Xiamen Chinese people’s Political Consultative Conference (CPPCC) in 2012 and a special member of Hubei CPPCC in 2010. He is now the vice president of the North American Chinese Business Federation. He was also appointed as an independent non-executive director of Dingfeng Group Holdings Limited on June 7, 2017. Mr. Lin obtained his bachelor’s degree in business from the University of Victoria in 1997, master’s degree in world economics from Peking University in 2005 and master’s degree in international real estate from Hong Kong Polytechnic University in 2010.

Mr. Lin does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K. Mr. Lin shall be deemed as an independent director pursuant to Nasdaq Rule 5605(a)(2).

Ms. Xinmei Shi has worked in Prudengtial Hong Kong Limited, China Shipping Enterprise Development Group, CITIC Securities and other large enterprises in business development and market development. She has nearly 20 years of team management experience. During her work, she has accumulated rich industry background resources. She has her own unique views and practical cases on business development and market development, is good at analyzing the company’s products and team advantages, accurately grasping the pain points of customer demand, and can efficiently develop emerging business markets and optimize the management and operation of existing business sectors. Ms. Shi obtained her bachelor’s degree from Anhui University of Finance and Trade in 2006 and her master’s degree of business administration from UMT, Peking University.

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Ms. Shi does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

Regain Compliance with Nasdaq

On May 18, 2021, the Company received a letter (the “Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Staff” or “Nasdaq”) stating that it no longer met the periodic filing requirement for the Nasdaq Listing Rule 5250(c)(1) (the “Rule”) as it did not timely file its annual report for the period ended December 31, 2020.

On July 2, 2021, the Company received another letter from the Staff, notifying the Company that since it had filed its annual report on Form 20-F for the fiscal year ended December 31, 2020, the Staff has determined that the Company complies compliance with the Rule.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

This Current Report contains forward-looking statements. All statements contained in this Current Report other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following: the effects of the COVID-19 outbreak, including its impact on the demand for our products; the duration of the COVID-19 outbreak and severity of such outbreak in regions where we operate; the pace of recovery following the COVID-19 outbreak; our ability to implement cost containment and business recovery strategies; the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares, the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Current Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Current Report or to conform these statements to actual results or revised expectations.

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Exhibits

Exhibit No.	Description

10.1	Employment Agreement dated July 16, 2021, by and between the Company and Mr. Xinliang Zhang

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wunong Net Technology Co. Ltd.

By:	/s/ Peijiang Chen
Peijiang Chen
Chairman of the Board

Date: July 19, 2021

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